UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April, 2010

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

 Directorate Change - 22 April, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: April 23, 2010

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

  BARCLAYS BANK PLC
                                                     (Registrant)

Date: April 23, 2010

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

22 April 2010

BARCLAYS BOARD CHANGE

Barclays PLC and Barclays Bank PLC are pleased to announce the following appointment to the Board of Directors, effective from 1 May 2010.

Dambisa Moyo has been appointed to the Boards of Barclays PLC and Barclays Bank PLC as a Non-Executive Director, with effect from 1 May 2010.  Dambisa has a financial services background, having worked for both Goldman Sachs and the World Bank.  She worked for the World Bank in the Europe & Central Asia and Africa Departments from 1993 to 1995.  After completing a PhD in Economics, she subsequently worked for Goldman Sachs for eight years until November 2008 in the debt capital markets, hedge funds coverage and global macroeconomics teams.  She has subsequently written and lectured on subjects around international economics and global development issues.  Dambisa is currently serving as a non-executive director on the Boards of SABMiller plc and Lundin Petroleum.

Marcus Agius, Barclays Chairman, said today "I am delighted that Dambisa is joining Barclays.  Her background in financial services and as a global economist will bring valuable insight to the Barclays Board."

There are no further details that are required to be disclosed in respect of Dambisa Moyo's appointment under LR 9.6.13R of the Listing Rules of the UK Listing Authority.

For further information please contact:

Alistair Smith
Head of Media Relations
Barclays PLC
Tel: +44 (0) 20 7116 6132